Exhibit 1.02

LICENSE AGREEMENT

This License Agreement (“Agreement”) is made as of September 30, 2020, by and between Psoria-Shield, Inc., a Florida corporation (“Licensor”), and Protec Scientific, Inc., a New York corporation (“Licensee”).

RECITALS:

A.       Licensor holds and owns all right, title, and interest in and to certain patents and patent applications described on Exhibit A hereto (the “Patents”) and related hereinafter defined Technical Data (such Patents and Technical Data being hereinafter referred to as the “PSI Technology”).

B.       Licensee was recently organized as a New York corporation to engage in the business of researching and developing products that use various spectral photonic emissions across a variety of applications including, but not limited to, an anti-viral UV-C germicidal device to be identified and marketed as the ProTec 9 (the “Product”).

C.        Licensee desires to use and exploit the PSI Technology for the purpose of designing, developing, manufacturing, producing, servicing, selling, distributing, and otherwise commercializing the Product.

D.       Licensor is willing to provide the PSI Technology to Licensee for such purpose, subject to Licensee’s sale and issuance to Licensee of shares of common stock in Licensee representing 87% of all issued and outstanding shares of stock in Licensee (“Shares”) pursuant to a Stock Purchase Agreement of even date herewith (the “Stock Purchase Agreement”), and payment of royalties as provided herein.

E.       Licensee deems such a sale and issuance of Shares, and payment of such royalties, to be in the best interests of Licensee to provide Licensee with the PSI Technology, as well as the initial working capital, necessary to design, develop, manufacture, produce, service, sell, distribute, and otherwise commercialize the Product.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.         Definitions.

1.1       “Affiliate” means, as to any specified person or entity, any other person or entity that directly or indirectly controls, or is under common control with, or is controlled by, such specified person or entity and, if such other person is an individual, any member of the immediate family of such individual. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) will mean possession, directly or indirectly, of power to direct or cause the direction of the management or policies (whether through ownership of securities or partnership or other ownership interests, by contract, or otherwise) and “immediate family” will mean any parent, child, grandchild, spouse, or sibling.

1.2       “Field” means (i) targeted UV phototherapy devices, utilizing UV wavelengths centered at 254 nm that are designed and used as an anti-viral UV-C germicidal light and (ii) any other products that are mutually agreed to in writing by Licensors and Licensee after the date hereof.

1.3        “Improvement” means any discoveries and/or inventions (whether patented or not) that constitute a modification of the technologies covered by the Licensed Patents (as defined below), provided that such modification, if unlicensed, would infringe one or more claims of the Licensed Patents.

I.4        “Know-how” means the general and specific knowledge, experience and information known to the parties as of the date of this Agreement, not in written or printed form, applicable to the design, development. manufacture, production, service, sale, and distribution of the Licensed Products.

l ..5       “Licensed Products” means any product, accessory, or enhancement including, but not limited to the Product, which, if made, used, sold, or commercialized by Licensee or a sublicensee would, but for Licensee’s rights under this Agreement, constitute an infringement of a valid claim of the Licensed Patents in the relevant jurisdiction.

1.6       “Licensed Patents” means (i) the Patents (ii) any non-provisional patent applications filed by the Licensor covering the technology described in the Patents, (iii) all U.S. and foreign patents issuing from the Patents and the non-provisional patent applications described in clause (ii) of this Section 1.6, and (iv) all U.S. and foreign patents issuing from current or later filed divisionals, reissues, reexaminations, continuations, continuations in part, renewals, extensions, substitutions, and foreign equivalents and counterparts of any patents or patent applications listed in clauses (i), (ii), and (iii) of this Section 1.6.

1.7       “Technical Data” means any and all documents containing formulas, designs, and technical information, engineering or production data, drawings, plans, specifications, techniques, methods, processes, trade secrets, reports, models, codes, software, works of authorship, and any and all other material and matter used by or in possession of Licensor as of the date of this Agreement and applicable to designing, developing, manufacturing, producing, servicing, selling, distributing, and otherwise commercializing the Product.

2.         Grant of License.

2.1       Licensor hereby grants to Licensee, for the duration of the License Term (as defined below), an exclusive, right and license under the Licensed Patents, Know-how, Technical Data, and any Improvements to develop, make, have made, use, sell, offer to sell, distribute, export, import, and otherwise commercialize the Licensed Products within the United States and Canada (“Territory”). This license will include the right of Licensee to grant sublicenses and distribution rights in the Territory, subject to prior written notice to and consent of Licensor, whose consent may be withheld in his reasonable discretion. Licensor retains the right to withdraw either license or its consent provided in connection with any sub-licensee if, in the reasonable discretion of Licensee, the Licensee, or any of its sub-licensees, fails to exercise their commercially reasonable and best efforts to develop, manufacture, promote, market and sell the Licensed Products in the Territory.

2.2       Licensor will furnish Licensee with all Technical Data and Know-how owned by or in the possession of Licensor as of the date of this Agreement which are applicable to the Licensed Products.

2.3       The parties agree that any rights not specifically granted to Licensee by this Agreement are expressly reserved by Licensor. For purposes of illustration, and not of limitation, Licensor will not be restricted from using or licensing Licensed Patents in fields of use outside of the Field, such as in phototherapy devices not utilizing UV wavelengths centered at 254 nm and not used for an anti-viral UV-C germicidal light.

3.       Consideration for License.

3.1       In consideration of Licensor’s grant of the license to the Licensed Patents, Know-how, Technical Data, and any Improvements, Licensee will issue and deliver the Shares to Licensor upon execution of this Agreement, and as provided in the Stock Purchase Agreement. Licensee will issue and deliver from time to time during the License Term such additional shares of common stock as necessary to maintain in Licensor’s name such percentage of all issued and outstanding shares of common stock in Licensee. Licensee will not authorize or issue any additional class of stock, or any security convertible into any class of stock, during the License Term, without the prior written consent of Licensor.

3.2       In addition to the Shares to be issued and delivered to Licensor pursuant to Section 3.1, Licensee will pay to Licensor during the License Term a monthly royalty (“Royalty”) equal to 4% of all gross revenues received by Licensee and arising from or relating to servicing, selling, distributing, and other commercialization of the Licensed Products. Royalties will be due and payable on the tenth (10th) day of each month during the License Term. Royalty payments will be made by Licensee by wire transfer or check. Each Royalty Payment will be accompanied by a written report itemizing completely and accurately all payments received by Licensee and arising from or relating to servicing, selling, distributing, and other commercialization of Licensed Products during the respective month. Within ten (10) days of receipt, Licensor may object to any entry contained in the report, in which case it will within such ten (10) days provide Licensee written notice specifying any objections to thereto. The parties will attempt to resolve any such objections within ten (10) days following Licensee’s receipt of such written notice and, if unable to do so within such time period, the parties will submit the matter arbitration in the manner described in Section 13 of this Agreement, provided that Licensor will be entitled to retain any Royalty payment made to it by Licensee without prejudice to any objection or claim submitted to arbitration.

4.       Sales Forecast. The parties will meet at least quarterly during each calendar quarter during the License Term to establish a sale forecast and minimum level of sales and sales growth for the ensuing quarter and the remaining portion of the calendar year during the License Term.

5.       Covenants of Licensor.

5.1       Licensor will, at its own cost and expense, make any and all maintenance and similar filings or disclosures required to maintain the effectiveness and registrations of the Licensed Patents at all times during the License Term.

5.2       In the event that Licensor fails to take any of the actions specified in this Section 5 (any such action referred to as a “Required Action”), then (i) Licensee will have the right to take a Required Action on behalf of Licensor, in which case Licensor will reimburse and jointly and severally indemnify Licensee from and against any and all costs, expenses, and other amounts reasonably incurred by Licensee in taking such Required Action, and (ii) Licensor hereby appoints Licensee as his agent and attorney-in-fact for purposes of executing any documents and taking any action in connection with a Required Action.

5.3       During the License Term, Licensor will not, and will cause its Affiliates not to, render aid, advice, or services to any individual or organization in connection with, or license to any individual or organization any intellectual property in furtherance of, the design, development, manufacturing, marketing, promotion, sale, or distribution of any UV phototherapy device that will compete with or be competitive with the Licensed Products in the Field.

6.       Term and Termination.

6.1       The term of the rights and licenses granted in Section 2 above will commence on the date of this Agreement and will continue for so long as Licensor owns the Shares, unless terminated as set forth in Sections 6.2 through 6.4 below (the “License Term”).

6.2       The License Term may be terminated at any time by the mutual written agreement of each of the Licensor and Licensee.

6.3       The License Term will terminate on the thirtieth (30th) day after Licensor gives Licensee written notice of a material breach by Licensee of any term, or condition of this Agreement or the Stock Purchase Agreement, unless the breach is cured before that day. The right of Licensor to terminate the License Term pursuant to this Section 6.3 will be in addition to and not in lieu of any other right or remedy that Licensor may have at law or in equity.

6.4       The License Term will terminate on the thirtieth (30th) day after Licensee provides Licensor written notice of a material breach by Licensor of any term or condition of this Agreement or the Stock Purchase Agreement, unless the breach is cured within said thirty (30) days. The right of Licensee to terminate the License Term pursuant to this Section 6.4 will be in addition to and not in lieu of any other right or remedy that Licensee may have at law or in equity.

6.5       In the event that the License Term is terminated pursuant to this Section 6, then the rights and duties of the parties of this Agreement will immediately terminate and be of no further force and effect, except that (i) no such termination will affect any rights or remedy (including claims for breach) that accrued under this Agreement prior to and including the date of termination, (ii) the terminating party will not be liable for damages of any kind as a result of properly exercising its respective right to terminate this Agreement and/or the License Term, and (iii) no such termination will affect the parties’ rights and duties under Sections 6, 7, 9, 12, 13 and 14 of this Agreement, which provisions will survive any termination of the License or this Agreement.

6.6       Not less than ten (10) days following the termination of this Agreement, Licensee will provide Licensor a complete schedule of all inventory of Licensed Products then in its possession (the “Inventory”). Upon termination of this Agreement for any reason other than Licensee’s failure to comply with the quality control or any and all industry and governmental safety, environmental, packaging and labeling, shipping or other standard, Licensee will be entitled, on a non-exclusive basis during a period consisting of ninety (90) days commencing with the termination date (the “Sell Off Period”), to continue to sell such Inventory. Such sales will be made subject to all the provisions of this Agreement. At the conclusion of the Sell-Off Period, Licensor may require that Licensee either destroy any Licensed Product still in its possession or, alternatively, purchase it from Licensee at a price equal to the price paid therefor by Licensee. Upon termination of this Agreement, Licensee will transmit to Licensor, at no cost, all materials in its possession relating to the Licensed Products including, but not limited to, all designs, specifications, dies and tooling, prototypes, promotional and marketing materials, artwork, color separations and any market studies or other tests conducted by Licensee with respect to the Licensed Products.

6.7       Upon conclusion of the Sell Off Period, and receipt of all deliveries from Licensee to Licensor as provided in this Section 6, and any other payments required to be made by Licensee to licensor hereunder, Licensor will deliver to Licensee any and all certificates representing all shares of common stock then issued and outstanding in Licensor’s name and Licensee will purchase such shares from Licensor at the price and pursuant to the terms and conditions of that certain Shareholder Agreement of even date herewith by and between Licensee, Licensor, and certain other parties identified therein.

7.       Infringement by Others.

7.1       In the event that any party to this Agreement learns of a third party who is infringing any Licensed Patents within the Field (a “Relevant Infringement Claim”), such party will notify the other parties immediately. Licensee will have the first right to pursue all Relevant Infringement Claims, at its expense, unless Licensor elects to pursue it in the case of a claim that does not relate primarily to the Field. Nothing in this section will obligate Licensee to take any action, and any action taken by Licensee will be at Licensee’s sole discretion. If Licensee does not take action to pursue such claim within one hundred twenty (l20) days after receiving notice of such claim (or, if earlier, upon the expiration of the applicable statute of limitations), then Licensor will have the option to pursue such Relevant Infringement Claim.

7.2       A party not pursuing litigation under this Section 7 (the “Non-Litigating Party”) agrees to provide required assistance, at the reasonable expense of the litigating party (the “Litigating Party”), should the Litigating Party properly pursue an enforcement action under this Section 7.

7.3       If a Litigating Party properly prosecutes a Relevant Infringement Claim in accordance with this Section 7, the Litigating Party agrees to share with the Non-Litigating Party the remainder of any proceeds from the action, after the Litigating Party’s expenses, attorneys· and expert witness’ fees, and other costs have been deducted. in a ratio to be mutually agreed upon by the parties taking into account the relative damages suffered by the parties from the infringement; provided, however, that the Non-Litigating Party’s portion of the remainder will not exceed thirty percent (30%) of such remainder.

8.       Assignment. Neither this Agreement nor any license or rights hereunder will be assignable or otherwise transferable by Licensee without the prior written consent of Licensor.

9.       Representations by Licensor and Licensee.

9.1       Licensor represents and warrants to Licensee that (i) Licensor is the sole and unencumbered legal and beneficial owner or licensee of the Licensed Patents in the Field and that no other person or entity has any rights to the Licensed Patents in the Field other than Licensee’s rights pursuant to this Agreement, (ii) Licensor has full power to grant the rights, licenses and privileges herein given, (iii) the exercise of the rights granted to Licensee under this Agreement will not result in the infringement of any intellectual property rights of any third party, and to the best of Licensor’s knowledge and belief, there is no pending or threatened action or proceeding by a third party contesting or inconsistent with the rights being granted to Licensee hereunder, and (iv) to the best of Licensor’s knowledge and belief, the Licensed Patents, Know-how, and Technical Data as licensed hereunder are sufficient to enable Licensee to develop, make, have made, market, sell, promote, distribute, and otherwise commercialize the Product.

THE WARRANTIES CONTAINED IN THIS SECTION 9.1 ARE THE ONLY WARRANTIES MADE BY LICENSOR. LICENSOR EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, AND WHETHER STATUTORY, OR ARISING OUT OF CUSTOM OR TRADE USAGE, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NON-INFRINGEMENT. LJCENSOR MAKES NO WARRANTIES WJTH RESPECT TO FREEDOM FROM ALLEGED INFRINGEMENT OF THIRD-PARTY PATENTS OR FREEDOM FROM THIRD PARTY INFRINGERS. LICENSOR MUST ONLY HOLD LICENSEE HARMLESS AGAINST SUCH ALLEGED INFRINGEMENT OF THIRD PARTIES.

9.2        Licensee represents and warrants to Licensor that Licensee has full power and authority to enter into this Agreement and to perform the terms and conditions hereof and the shares of common stock to be issued and delivered to Licensor hereunder will be duly authorized and issued, fully-paid and non-assessable, and free and clear of any liens, claims, and encumbrances of any nature or kind.

10.       Confidentiality. Each party agrees not to disclose any terms of this Agreement to any third party without the consent of the other parties; provided, however, that disclosures may be made as required by securities or other applicable laws, or by any party to its accountants, attorneys, and other professional advisors, No party will release any publicity or information concerning this Agreement without the other parties’ prior written approval, which will not be unreasonably withheld or delayed.

11.        Insurance. Each party will, throughout the License Term, obtain and maintain at its own cost and expense from a qualified insurance company having a Moody’s Rating of B+ or better and licensed to do business in the Territory, standard product liability insurance naming such party, its offices, directors, employees, agents, and shareholders as an additional insured. Such policy will provide protection against all claims, demands and causes of action arising form or relating to of any defects or failure to perform, alleged or otherwise, of the Licensed Products or any material used in connection therewith or any use thereof. The type and amounts of coverage will be as specified in Exhibit B. The policy will provide for thirty (30) days’ notice from the insurer by registered or certified mail, return receipt requested, in the event of any modification, cancellation or termination thereof. Each party will furnish to the others a certificate of insurance evidencing same within thirty (30) days after execution of this Agreement and, in no event, will Licensee manufacture, promote, market or sell any Licensed Products prior to delivery of such evidence of insurance.

12.       Jurisdiction and Controlling Law. This Agreement will be governed by the laws of Illinois and all disputes hereunder will be resolved in the applicable state or federal courts of Illinois. The parties’ consent to the jurisdiction of such courts, agree to accept service of process by mail, and waive any jurisdictional or venue defenses otherwise available. THE PARTIES HEREBY EXPRESSLY WAIVE ANY AND ALL RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION, PROCEEDING OR OTHER LITIGATION RESULTING FROM OR INVOLYING THE ENFORCEMENT OF THIS AGREEMENT.

13.       Arbitration.

13.1       The parties will use good faith efforts to amicably negotiate and resolve any disputes resulting from or relating to this Agreement. Any party may terminate such negotiations by giving written notice to the other of its intent to request arbitration proceedings as follows.

13.2        Any controversy, claim, or dispute between the parties arising out of this Agreement which cannot be amicably resolved will be settled exclusively and finally by arbitration in accordance with the Commercial Arbitration Rules in effect on the date hereof (the “Rules”) of the American Arbitration Association (the “AAA”) except to the extent that the Rules conflict with the provisions of this paragraph in which event the provisions of this paragraph will control.

13.3       The arbitration will be conducted in Chicago, Illinois, or in such other city as the parties will designate by mutual agreement, by tribunal consisting of three arbitrators, unless otherwise agreed in writing. The party initiating arbitration will appoint one arbitrator in its demand for arbitration, a copy of which will be filed with the AAA. Each other party will have thirty (30) days from the date of filing of such demand with the AAA to appoint one arbitrator by filing a notice of such appointment with the AAA. The two arbitrators so appointed (including any arbitrator appointed by the AAA upon the failure by a party to appoint an arbitrator, as provided in the Rules) will appoint a third arbitrator within sixty (60) days of the filing of the initial demand for arbitration with the AAA, who will act as chairman of the tribunal. In the event that the two arbitrators fail to appoint a third arbitrator, the AAA will appoint a third arbitrator in accordance with the Rules. In the event all three (3) arbitrators do not agree as to what should be the award, a valid award may be made by any two (2) who concur with each other.

13.4     Any decision or award will be binding upon and complied with by the parties hereto. Judgment upon the award may be entered in any court having jurisdiction.

13.5      The expenses relating to witnesses produced for any side will be paid by the party producing such witnesses. The cost of any stenographic record or transcripts thereof, will be prorated equally among all parties ordering copies, and will be paid for by the responsible parties directly to the reporting agency. All other expenses of the arbitration, including required traveling and other expenses of the arbitrators and of the AAA representatives, and the arbitrators’ fees, and the expenses of any witness produced at the direct request of the arbitrators and the cost of any proof produced at the direct response of the arbitrators, will be borne equally by the parties.

13.6     The arbitrators will have no power to add to, change, substitute for, subtract from, or modify any of the terms of this Agreement and their award will be in accordance with all provisions of this Agreement and the law of Illinois and the United States of America.

14.       Miscellaneous.

14.1     This Agreement constitutes the entire understanding and agreement of and among the parties with respect to the subject matter hereof, and supersedes all prior representations and agreements; and there are no conditions to this Agreement which are not set forth herein.

14.2     This Agreement will not be modified or varied by any oral agreement or representation or otherwise than by an instrument in writing of subsequent date hereto duly executed by the parties.

14.3      Failure of any party to insist upon strict performance of any of the covenants, terms or conditions of this Agreement will not be deemed to be a waiver of any other breach or default in the performance of the same or any other covenant, term or condition contained therein; and the waiver of any breach of this Agreement by any party hereto will in no event constitute a waiver as to any future breach, whether similar or dissimilar in nature.

14.4     All notices, requests, demands and other communications hereunder will be in English, will be given in writing, and will be: (i) personally delivered; (ii) sent by telecopier, facsimile transmission or other electronic means of transmitting written documents with confirmation of receipt; or (iii) sent to the parties at their respective addresses heretofore provided to the other, and hereafter maintained in their respective offices, by registered or certified mail, return receipt requested and postage prepaid, or by private overnight mail courier services with confirmation of receipt. If personally delivered, such communication will be deemed delivered upon actual receipt by the “attention” addressees or persons authorized to accept for such addressees; if transmitted by facsimile pursuant to this paragraph, such communication will be deemed delivered the next business day after transmission (and sender will bear the burden of proof of delivery); if sent by overnight courier pursuant to this paragraph, such communication will be deemed delivered upon receipt by the “attention” addressees or persons authorized to accept for such addressees; and if sent by mail pursuant to this paragraph, such communication will be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Any party to this Agreement may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section.

14.5     In any action between the parties for relief based in whole or in part on this Agreement (or the breach thereof), the prevailing party will be entitled to recover (in addition to any other relief awarded or granted) its reasonable costs and expenses (including attorneys’ fees and expert witness fees) incurred in the proceeding.

14.6      The Section and Paragraph headings in this Agreement are for convenience only and are not intended to affect the meaning or interpretation of this Agreement. The recitals set forth in the preamble to this Agreement are true and correct and are made a part of this Agreement.

14.7     This Agreement may be executed simultaneously in counterparts, each of which will be deemed an original, but all of which together will constitute the same Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first above written.

LICENSEE:	LICENSOR:

Protec Scientific, Inc., a New York corporation	Psoria-Shield, Inc., a Florida corporation

By:	By:

President	President

EXHIBIT A

PSI received FDA clearance for the Psoria-Light on February 11, 2011 (no. K103540) and was granted permission to affix the CE mark for the Psoria-Light in the fourth quarter of 2011.

PSI’s founder and past president filed a provisional patent application covering certain aspects of the technology that PSI intends to utilize in the development and commercialization of the Psoria-Light, including handheld ergonomics, emitter platform and LED arrangements, methods for treatment site detection, cooling methods, useful information displays, collection of digital images and graphical correlation to quantitative metrics, and base console designs. Two non-provisional patent applications were submitted claiming the prior filing date of the initial provisional application.

The first non-provisional application describes a unique distance sensor located at the tip of the Psoria-Light hand-piece, which detects the treatment site based on a projected field. The sensor can detect electrolytic/conductive surfaces, such as human skin, without requiring any physical or direct electrical contact. Further, the unique sensor can sense the treatment site at any point about the tip of the hand-piece and without causing any attenuation of the therapeutic UV light output.

The second non-provisional application describes the integration and use of a digital camera in the Psoria-Light, including the location of the digital camera and how and when it is used to conveniently correspond to real-life treatment routines, how images are displayed and captured to memory, and how the images are arranged in patient records are illustrated. Additionally, the second non-provisional application describes the inclusion of clinician defined variables, such as health-related quality of life scores, and their placement into a graphical arrangement relative to treatment site images.

Both the initial provisional patent application and the two non-provisional patent applications are owned by PSI’s past president, who has granted PSI the sole and exclusive, worldwide, paid-up, royalty-free, perpetual license under the initial provisional patent application, any non-provisional patent applications filed by him covering the technology described in the initial provisional patent application, and associated know-how, technical data, and improvements to develop and commercialize the Psoria-Light.

PSI’s past president filed a second provisional patent application containing concepts for the improvement of microelectronics packages and thermal management solutions, the improvement of handheld phototherapy devices in general (either used on humans, animals, or plants, or used on inanimate objects), and replacement of laser therapy devices with LED devices. PSI was granted the sole and exclusive, worldwide, paid-up, royalty-free, perpetual license under this second provisional patent application, any non-provisional patent applications covering the technology described in the second provisional patent application, and associated know-how, technical data, and improvements to develop and commercialize the Psoria-Light.